Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Orford Mining Corporation
Reporting Year	From	1/1/2023	To:	12/31/2023	Date submitted	5/30/2024
Reporting Entity ESTMA Identification Number	E002193		¤ Original Submission ¦ Amended Report

Other Subsidiaries Included (optional field)

Not Consolidated

Not Substituted

Attestation by Reporting Entity
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Lynsey Sherry				Date	5/30/2024
Position Title	VP, Finance

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2023	To:		12/31/2023
Reporting Entity Name	Orford Mining Corporation					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E002193
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name[1]	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Canada -Quebec	Gouvernement du Québec	Ministère des Ressources naturelles et des Forêts			244,559					244,559	Mineral claim renewals
Canada -Quebec	Gouvernement du Québec	Energie et Ressources Naturelles Quebec			251,050					251,050	Mineral claim renewals

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2023	To:	12/31/2023
Reporting Entity Name	Orford Mining Corporation					Currency of the Report		CAD
Reporting Entity ESTMA Identification Number	E002193
Subsidiary Reporting Entities (if necessary)
Payments by Project
Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Canada -Quebec	West Raglan			206,453					206,453	Mineral claim renewals
Canada -Quebec	Joutel Properties			9,303					9,303	Mineral claim renewals
Canada -Quebec	Qiqavik Properties			109,132					109,132	Mineral claim renewals
Canada -Quebec	Lithium Properties			170,721					170,721	Mineral claim renewals